Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 2, 2024

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K
AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES F,
H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	December 31, 2024	December 13, 2024
Series D	0.47858	December 30, 2024
Series E	0.198938	December 31, 2024
Series F	0.41416	December 30, 2024
Series G	0.185125	December 31, 2024
Series H	0.44019	December 30, 2024
Series I	0.207938	December 31, 2024
Series J	0.45906	December 30, 2024
Series K	0.315313	December 31, 2024
Series M	0.312688	December 31, 2024

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 31, 2024 to March 30, 2025 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares[1]	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series F	1.39093	5.64100	0.34773
Series H	1.48956	6.04100	0.37239
Series J	1.56107	6.33100	0.39027

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

1 As previously announced, Fairfax intends to redeem all of its outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series C, together with all of its outstanding Cumulative Floating Rate Preferred Shares, Series D, on December 31, 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946